June 4, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Peggy Kim, Attorney-Adviser

Re:	Given Imaging Ltd.
Schedule TO filed May 16, 2008
By Elron Electronic Industries Ltd.
File No. 005-62155

Ladies and Gentlemen:

      In connection with the response of Elron Electronic Industries Ltd. (the “Company”) to the comment letter dated May 29, 2008 (the “Comment Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings related to the above-captioned Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings related to the above-captioned Schedule TO; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ELRON ELECTRONIC INDUSTRIES LTD.

By:	/s/ Doron Birger
Name: Doron Birger
Title: President & Chief Executive Officer

RICHARD H. GILDEN
PARTNER
PHONE 212-715-9486
FAX 212-715-8085
RGILDEN@KRAMERLEVIN.COM

June 4, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Peggy Kim, Attorney-Adviser

Re:	Given Imaging Ltd.
Schedule TO filed May 16, 2008
By Elron Electronic Industries Ltd.
File No. 005-62155

Ladies and Gentlemen:

     On behalf of Elron Electronic Industries Ltd. (“Elron”), we provide Elron’s responses to the letter dated May 29, 2008 (the “Comment Letter”) to me, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced filing.

     This letter sets forth Elron’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the applicable comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter. Please note that Elron has included in Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which is being submitted simultaneously with this letter, the revisions to the Schedule TO described in its responses to the Staff’s comments in this letter.

     For your convenience we are submitting a copy of the Offer to Purchase marked to show changes from the prior version. All references herein to page numbers in the Offer to Purchase are to page numbers in this marked version.

Schedule TO-T

1.	Please tell us what consideration was given to including Discount Investment Corporation Ltd. and IDB Holding Corporation Ltd. We note that these entities are identified as controlling-shareholders of the named bidder Elron Electronics, which is described on page i of the offer to purchase as a "high technology holding company." In addition to these entities, other persons or entities who control them may also need to be included as bidders in the tender offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Response:

      Elron has given considerable consideration to the inclusion of Discount Investment Corporation Ltd. (“DIC”) and IDB Holding Corporation Ltd. (“IDBH”) as bidders, along with Elron, in the tender offer. While Elron is 48.6% owned by DIC and DIC is a majority owned subsidiary of IDBH, the guidance (the “Guidance”), set forth in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000), is clear that share ownership is not the only dispositive issue to be considered in determining whether a parent company qualifies as a bidder. The Guidance states that “the fact that the parent company or other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder.” Rather, one should look to the controlling party's role in the tender offer. For instance, the Guidance suggests a few areas of possible inquiry including: (i) whether the parent initiated, structured or negotiated the terms of the tender offer or (ii) whether the parent provided the financing for the tender offer. The Guidance offers a few additional relevant factors; however, none of these factors apply to DIC's or IDBH's role in the tender offer, as Elron’s management, under the supervision of its board of directors, initiated, structured and negotiated the transaction on its own without the involvement of DIC, IDBH or any other entity in the IDB Group of companies for that matter, as fully disclosed in the Offer to Purchase, under “Background to the Offer—Background.” The tender offer is being fully funded from Elron’s own financial resources and credit lines, without the benefit of financial support from its shareholders.

      The Guidance further articulates in its conclusion that the Staff ordinarily will not go further up the chain of ownership to analyze whether an entity’s control persons are bidders if the named bidder is an established entity with substantive operations and assets separate from those related to the offer. Elron is an established company with its own structure, operations, assets and goals separate and apart from DIC, IDBH’s or any other entity in the IDB Group of companies. Moreover, the offer to purchase, under “Background to the Offer” and “Schedule I,” clearly provides adequate information about DIC, IDBH and the other members of the IDB Group of companies that could be deemed to control Elron. Therefore, shareholders of the subject company have been provided full disclosure of the details of all related parties whether or not they are designated as bidders in the offer to purchase.

Item 10. Financial Statements

2.	We note that the offeror is not a public company and that the offer is not for all outstanding securities of the subject class. Refer to Instruction 3 to Item 13 of Schedule TO. Please provide further analysis as to why you believe that the financial condition of the bidder is not material to a shareholder's decision to participate in the offer. In this regard, please explain how Given shareholders “have had a prior opportunity to become familiar with Elron in light of its significant shareholdings,” when it appears that financial information for Elron is not publicly available.

Response:

      As stated throughout the offer to purchase, the offeror, Elron, is a public company and its shares are listed on the Nasdaq Global Select Market and the Tel Aviv Stock Exchange Ltd. under the ticker symbol “ELRN.” Elron’s shares are also registered under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is subject to the periodic reporting requirements of the Exchange Act. Since Elron is a public company and its financial information is publicly available through the Commission, shareholders of Given Imaging would have had prior opportunity to become familiar with Elron, given its significant shareholding, and shareholders of Given Imaging continue to have access to Elron’s public filings that are currently available through the Commission’s website.

      Further, Elron has revised Item 10 to Schedule TO to state that it is a public reporting company, it is subject to the periodic reporting requirements of the Exchange Act and files its reports on EDGAR.

Offer to Purchase

Material U.S. Federal Income Tax and Israeli Income Tax Considerations, page 22

3.	Please revise throughout your document to clarify that you are disclosing material tax consequences, rather than considerations.

Response:

     Elron has revised the disclosure throughout the offer to purchase in response to the Staff’s comment.

Sources and Amount of Funds, page 32

4	We note that some of the funds used to purchase tendered securities will be from existing credit lines. Please revise to include the information required by Item 1007(d) of Regulation M-A. about these credit lines. Refer to Item 7 of Schedule TO. In addition, please file these credit lines or indicate where they have been previously filed. Refer to Item 1016(b) of Regulation M-A.

Response:

     Elron has revised the disclosure in Section 10, on page 32 in response to the Staff’s comment. An English summary of the credit line agreement is being submitted simultaneously with this letter. Elron will also file the same as an exhibit to Schedule TO.

Conditions to the Offer, page 32

5.	Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the condition regarding any “threatened” action or proceeding since it is unclear how this type of action could be objectively determined.

Response:

      Elron has revised the disclosure in Section 11, on page 32 in response to the Staff’s comment, by deleting the word “threatened.”

6.	Please refer to the third-to-last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Response:

      Elron confirms that it understands that if a condition is triggered and it decides to proceed with the offer, that the Staff will interpret such action as a waiver of the triggered condition. Elron further confirms that it understands that depending on the materiality of the waived condition and the number of days remaining in the offer, it may be required to extend the offer and re-circulate new disclosure to shareholders of Given Imaging. Elron understands that it may not simply fail to assert a triggered condition and effectively waive it without officially doing do.

                If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call Richard Gilden at (212) 715-9486, John Bessonette at (212) 715-9182 or Terryl Simeina at (212) 715-9168.

Sincerely,

/s/ Richard H. Gilden
Richard H. Gilden

cc: Donna Gershowitz, Elron Electronic Industries, Ltd.